UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 5, 2019, SGOCO Group, Ltd. (the “Company”) wholly-owned subsidiary, Paris Sky Limited entered into a Share Exchange Agreement (the “Agreement”) for the entire issued share capital of Vision Lane Limited (“Vision Lane”). Upon the satisfactory completion of the closing conditions contained in the Agreement, the acquisition shall be consummated in consideration for a total of US$12,428,205.15 to be satisfied by (1) the allotment of 4,519,347 ordinary shares of the Company to Kwok Man Yee Elvis, at US$1.10 per share and (2) the remainder in cash. Vision Lane is a private company incorporated in the British Virgin Islands. The principal activities of Vision Lane is property investment and money lending services in Hong Kong. The description of the Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 4.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: February 6, 2019	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

2

Exhibit Index

Exhibit Number	Description

4.1	Share Exchange Agreement, dated February 5, 2019.